Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kinross Gold Corporation

We consent to the use of our report dated February 14, 2024 on the consolidated financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years then ended, and the related notes, and our report dated February 14, 2024 on the effectiveness of internal control over financial reporting as of December 31, 2023 which are incorporated by reference in the Preliminary Short Form Prospectus dated March 12, 2024 of Kinross Gold Corporation.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 12, 2024

Toronto, Canada